SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Mixed Rate Series II Notes in a principal amount of USD 360,000,000, due 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Propiedades Comerciales Fixed Rate Series II Notes in a principal amount of USD 360,000,000, due 2023

IRSA Propiedades Comerciales S.A. informs that on March 23, 2022, will start the payment of the twelfth installment of interests related to the Notes Series II issued on March 23, 2016.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	March 23, 2022
Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time).
Number of service to be paid:	Twelfth installment of interests
Period comprised by the payment:	September 23, 2021/ March 23, 2022
Concept of payment:	Interests (100%)
Payment Currency:	The payment will be made in United States Dollars (USD)
Capital Outstanding:	USD 360,000,000
Annual Nominal Interest for Period:	8.75%
Interest being paid:	USD 15,750,000
Coupon:	Not applicable.

The interests will be paid through Caja de Valores S.A.  to the people at whose name the notes were on March 22, 2022 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

March 16, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets